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 Exhibit 8.1

April 8, 2022

United States Natural Gas Fund, LP

1850 Mt. Diablo Blvd., Suite 640

Walnut Creek, CA 94596

Re:	Registration Statement on Form S-3 to be filed with the SEC on or about April 26, 2022

Ladies and Gentlemen:

We have acted as tax counsel for United States Natural Gas Fund, LP (the “Partnership”), a Delaware limited partnership, with respect to certain legal matters in connection with the offer and sale (the “Offering”) of shares representing limited partner interests in the Partnership (“Shares”). We have also participated in the preparation of a Registration Statement on Form S-3 (the “Registration Statement”) to which this opinion is an exhibit. In connection therewith, we have participated in the preparation of the discussion set forth under the caption “Material U.S. Federal Income Tax Considerations” (the “Discussion”) in the Registration Statement.

In rendering our opinion, we have considered and relied upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder (the “Regulations”), rulings and other judicial decisions regarding the Code and the Regulations by the courts, and administrative interpretations of the Code and the Regulations by the Internal Revenue Service (“IRS”), all as they exist as of the date hereof. The Code, the Regulations, rulings and judicial decisions by the courts, and IRS administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect.

Based on the foregoing, we are of the opinion that:

The Discussion, subject to the qualifications and assumptions stated in the Discussion and the limitations and qualifications set forth herein, although general in nature, constitutes, in all material respects, a fair and accurate summary under current law of the material United States federal income tax consequences of the ownership and disposition of an interest in the Partnership. The United States federal income tax consequences of the ownership and disposition of an interest in the Partnership by a holder will depend upon that holder’s  particular situation, and we express no opinion as to the completeness of the Discussion as applied to any particular holder.

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Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

April 8, 2022

This opinion letter is limited to the matters set forth herein, and no opinions are intended to be implied or may be inferred beyond those expressly stated herein. Our opinion is rendered as of the date hereof and we assume no obligation to update or supplement this opinion or any matter related to this opinion to reflect any change of fact, circumstances, or law after the date hereof.

Furthermore, our opinion is not binding on the IRS or a court. In addition, we must note that our opinion represents merely our best legal judgment on the matters presented and that others may disagree with our conclusion. There can be no assurance that the IRS will not take a contrary position or that a court would agree with our opinion if litigated.

 We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to our firm and this opinion contained in the Discussion. In giving this consent, we do not admit that we are “experts” under the Securities Act of 1933, as amended, or under the rules and regulations of the Securities and Exchange Commission relating thereto, with respect to any part of the Registration Statement.

Very truly yours,

/s/ Eversheds Sutherland (US) LLP

Eversheds Sutherland (US) LLP